UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 1*


Name of Issuer: Danka Business Systems plc


Title of Class of Securities:  American Depository Receipt


CUSIP Number:  23627710-9



Check the following line if a fee is being paid with this statement     .  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 23627710-9

1.                  NAME OF REPORTING PERSON
                                                   S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
                                                   Janus Capital Corporation
                                                   EIN #84-0765359

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   a.            ___
                                                   b.            _X_

3.                        SEC USE ONLY

4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                               5.                  SOLE VOTING POWER
                                                                 -0-


                               6.                  SHARED VOTING POWER
                                                         8,501,555**


                               7.                  SOLE DISPOSITIVE POWER
                                                                 -0-

                               8.                  SHARED DISPOSITIVE POWER
                                                         8,501,555**

9.                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                                   8,501,555**

10.                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                                EXCLUDES CERTAIN SHARES
                                                   N/A

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                   15.0%**

12.                 TYPE OF REPORTING PERSON
                                                   IA, CO

**                  See Item 4 of this filing
Page 2 of 9 pages

CUSIP No.:  23627710-9

1.                  NAME OF REPORTING PERSON
                                                   S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
                                                   Thomas H. Bailey
                                                   SS ####-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   a.            ___
                                                   b.            _X_

3.                        SEC USE ONLY

4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                               5.                  SOLE VOTING POWER
                                                                 -0-

                               6.                  SHARED VOTING POWER
                                                         8,501,555**

                               7.                  SOLE DISPOSITIVE POWER
                                                                 -0-

                               8.                  SHARED DISPOSITIVE POWER
                                                         8,501,555**

9.                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                                   8,501,555**

10.                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                                EXCLUDES CERTAIN SHARES
                                                   N/A

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                   15.0%**

12.                 TYPE OF REPORTING PERSON
                                                   IN
**                  See Item 4 of this filing
Page 3 of 9 pages

CUSIP No.:  23627710-9

1.                  NAME OF REPORTING PERSON
                                                   S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
                                                   Janus Twenty Fund
                                                   EIN #84-0972319

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   a.            ___
                                                   b.            _X_

3.                        SEC USE ONLY

4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                               5.                  SOLE VOTING POWER
                                                                 -0-

                               6.                  SHARED VOTING POWER
                                                         3,118,825**

                               7.                  SOLE DISPOSITIVE POWER
                                                                 -0-

                               8.                  SHARED DISPOSITIVE POWER
                                                         3,118,825**


9.                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                                   3,118,825**

10.                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                                EXCLUDES CERTAIN SHARES
                                                   N/A

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                   5.5%**

12.                 TYPE OF REPORTING PERSON
                                                   IV

**                  See Item 4 of this filing
Page 4 of 9 pages

Item 1.

                                (a). Name of Issuer: Danka Business Systems
plc ("Danka Business")

      (b). Address of Issuer's Principal Executive Offices:

                                                   11201 Danka Circle North
                                                   St. Petersburg, FL 33716

Item 2.

                            (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

                                                   (1)  Janus Capital
                                                   Corporation ("Janus
                                                   Capital")
                                                   100 Fillmore Street
                                                   Denver, Colorado  80206-4923
                                                                    Citizensh
                                                                    ip:
                                                                    Colorado

                                                   (2)  Thomas H. Bailey
                                                   ("Mr. Bailey")
                                                   100 Fillmore Street
                                                   Denver, Colorado  80206-4923
                                                                    Citizensh
                                                                    ip:  USA

                                                   (3)              Janus
                                                                    Twenty
                                                                    Fund
                                                   100 Fillmore Street
                                                   Denver, Colorado 80206-4923
                                                   Citizenship:  Massachusetts


                              (d).                 Title of Class of
Securities:  American Depository Receipt

                              (e).                 CUSIP Number:  23627710-9

Item 3.

                                                   Janus Capital is an
                                                   Investment Adviser
                                                   registered under Section
                                                   203 of the Investment
                                                   Advisers Act of 1940.

                                                   Janus Twenty Fund is an
                                                   Investment Company
                                                   registered under Section 8
                                                   of the Investment Company
                                                   Act of 1940.
Page 5 of 9 pages

Item 4.                     Ownership

                                                   The information in items 1
                                                   and 5 through 11 on the
                                                   cover pages (pp. 2-4) on
                                                   Schedule 13G is hereby
                                                   incorporated by reference.

                                                   Janus Capital is a
                                                   registered investment
                                                   adviser which furnishes
                                                   investment advice to
                                                   several investment
                                                   companies registered under
                                                   Section 8 of the
                                                   Investment Company Act of
                                                   1940 and individual and
                                                   institutional clients
                                                   (collectively referred to
                                                   herein as "Managed
                                                   Portfolios").  As a result
                                                   of its role as investment
                                                   adviser or sub-adviser to
                                                   the Managed Portfolios,
                                                   Janus Capital may be
                                                   deemed to be the
                                                   beneficial owner of the
                                                   shares of Danka Business
                                                   American Depository
                                                   Receipt  held by such
                                                   Managed Portfolios.
                                                   However, Janus Capital
                                                   does not have the right to
                                                   receive any dividends
                                                   from, or the proceeds from
                                                   the sale of, the
                                                   securities held in the
                                                   Managed Portfolios and
                                                   disclaims any ownership
                                                   associated with such
                                                   rights.

                                                   Mr. Bailey owns
                                                   approximately 12.2% of
                                                   Janus Capital.  In
                                                   addition to being a
                                                   stockholder of Janus
                                                   Capital, Mr. Bailey serves
                                                   as President and Chairman
                                                   of the Board of Janus
                                                   Capital and is filing this
                                                   joint statement with Janus
                                                   Capital as a result of
                                                   such stock ownership and
                                                   positions which may be
                                                   deemed to enable him to
                                                   exercise control over
                                                   Janus Capital.  Mr. Bailey
                                                   does not own of record any
                                                   shares of Danka Business
                                                   American Depository
                                                   Receipt and he has not
                                                   engaged in any transaction
                                                   in Danka Business American
                                                   Depository Receipt.
                                                   However, as a result of
                                                   his position, Mr. Bailey
                                                   may be deemed to have the
                                                   power to exercise or to
                                                   direct the exercise of
                                                   such voting and/or
                                                   dispositive power that
                                                   Janus Capital may have
                                                   with respect to Danka
                                                   Business American
                                                   Depository Receipt held by
                                                   the Managed Portfolios.
                                                   All shares reported herein
                                                   have been acquired by the
                                                   Managed Portfolios, and
                                                   Mr. Bailey specifically
                                                   disclaims beneficial
                                                   ownership over any shares
                                                   of Danka Business American
                                                   Depository Receipt that he
                                                   or Janus Capital may be
                                                   deemed to beneficially
                                                   own.  Furthermore, Mr.
                                                   Bailey does not have the
                                                   right to receive any
                                                   dividends from, or the
                                                   proceeds from the sale of,
                                                   the securities held in the
                                                   Managed Portfolios and
                                                   disclaims any ownership
                                                   associated with such
                                                   rights.

                                                   Janus Twenty Fund is an
                                                   investment company
                                                   registered under the
                                                   Investment Company Act of
                                                   1940 and is one of the
                                                   Managed Portfolios to
                                                   which Janus Capital
                                                   provides investment
                                                   advice.
Page 6 of 9 pages

Item 5.   Ownership of Five Percent or Less of a Class

                                                                    N/A

Item 6.                         Ownership of More than Five Percent on
                                Behalf of Another Person

                                                                    Janus
                                                                    Capital's
                                                                    Managed
                                                                    Portfolio
                                                                    s, set
                                                                    forth in
                                                                    Item 4
                                                                    above,
                                                                    have the
                                                                    right to
                                                                    receive
                                                                    all
                                                                    dividends
                                                                    from, and
                                                                    the
                                                                    proceeds
                                                                    from the
                                                                    sale of,
                                                                    the
                                                                    securitie
                                                                    s held in
                                                                    their
                                                                    respectiv
                                                                    e
                                                                    accounts.

                                                                    The
                                                                    interest
                                                                    of one
                                                                    person,
                                                                    Janus
                                                                    Twenty
                                                                    Fund, an
                                                                    investmen
                                                                    t company
                                                                    registere
                                                                    d under
                                                                    the
                                                                    Investmen
                                                                    t Company
                                                                    Act of
                                                                    1940, in
                                                                    Danka
                                                                    Business
                                                                    American
                                                                    Depositor
                                                                    y Receipt
                                                                    amounted
                                                                    to
                                                                    3,118,825
                                                                    shares or
                                                                    5.5% of
                                                                    the total
                                                                    outstandi
                                                                    ng
                                                                    American
                                                                    Depositor
                                                                    y Receipt
                                                                    at
                                                                    December
                                                                    31, 1996.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                                                                    N/A

Item 8. Identification and Classification of Members of the Group

                                                                    N/A

Item 9.          Notice of Dissolution of Group

                                                                    N/A

Item 10.                        Certification

                                                                    By
                                                                    signing
                                                                    below I
                                                                    certify
                                                                    that, to
                                                                    the best
                                                                    of my
                                                                    knowledge
                                                                    and
                                                                    belief,
                                                                    the
                                                                    securitie
                                                                    s
                                                                    referred
                                                                    to above
                                                                    were
                                                                    acquired
                                                                    in the
                                                                    ordinary
                                                                    course of
                                                                    business
                                                                    and were
                                                                    not
                                                                    acquired
                                                                    for the
                                                                    purpose
                                                                    of and do
                                                                    not have
                                                                    the
                                                                    effect of
                                                                    changing
                                                                    or
                                                                    influenci
                                                                    ng the
                                                                    control
                                                                    of the
                                                                    issuer of
                                                                    such
                                                                    securitie
                                                                    s and
                                                                    were not
                                                                    acquired
                                                                    in
                                                                    connectio
                                                                    n with or
                                                                    as a
                                                                    participa
                                                                    nt in any
                                                                    transacti
                                                                    on having
                                                                    such
                                                                    purposes
                                                                    or
                                                                    effect.
Page 7 of 9 pages

SIGNATURES

                                After reasonable inquiry and to the best of
my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  David C. Tucker                       2/10/97
   David C. Tucker, Vice President               Date

JANUS TWENTY FUND

By  /s/  David C. Tucker                       2/10/97
   David C. Tucker, Vice President               Date

THOMAS H. BAILEY

By  /s/  David C. Tucker                       2/10/97
   David C. Tucker                               Date

   Under Power of Attorney dated 8/8/95
   On File with Schedule 13G for
   I-Stat Corporation 8/9/95
Page 8 of 9 pages

EXHIBIT A



JOINT FILING AGREEMENT


  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the American Depository Receipt of Danka Business Systems plc and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 10th day of February, 1997.


            JANUS CAPITAL CORPORATION

            By  /s/  David C. Tucker
               David C. Tucker, Vice President

            JANUS TWENTY FUND

            By  /s/  David C. Tucker
               David C. Tucker, Vice President

            THOMAS H. BAILEY

            By  /s/  David C. Tucker
               David C. Tucker

               Under Power of Attorney dated 8/8/95
               On File with Schedule 13G for
               I-Stat Corporation 8/9/95
Page 9 of 9 pages